PLAINS ALL AMERICAN PIPELINE, L.P.

333 Clay Street, Suite 1600

Houston, Texas 77002

December 5, 2016

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Plains All American Pipeline, L.P.

Registration Statement on Form S-3

Filed November 23, 2016

File No. 333-214778

Dear Mr. Schwall:

On behalf of Plains All American Pipeline, L.P. (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 10:00 a.m., Washington, D.C. time, on December 7, 2016, or as soon thereafter as practicable.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by calling Alan Beck at (713) 758-3638.

Very truly yours,

PLAINS ALL AMERICAN PIPELINE, L.P.

By: PAA GP LLC, its general partner

By: Plains AAP, L.P., its sole member

By: Plains All American GP LLC, its general partner

By:	/s/ Richard McGee
Name:	Richard McGee
Title:	Executive Vice President, General Counsel and Secretary

Signature Page to Acceleration Request